SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	“Announcement Regarding Changes in Representative Executive Officers”
2.	“Announcement Regarding Management Changes and Organizational Reform”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 9, 2024	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Announcement Regarding Changes in Representative Executive Officers

Tokyo, Japan – December 9, 2024 – ORIX Corporation (“ORIX”) today made public an announcement regarding changes in representative executive officers following a resolution passed by the Board of Directors.

1.	Changes in Representative Executive Officers

(1)	Change in Position

New Position	Present Position	Name
Member of the Board of Directors, Representative Executive Officer, Chairperson and Chief Executive Officer	Member of the Board of Directors, Representative Executive Officer, President and Chief Executive Officer, Responsible for Group Strategy Business Unit	Makoto Inoue

(2)	New Appointment

New Position	Present Position	Name
Member of the Board of Directors, Representative Executive Officer, President and Chief Operating Officer, Responsible for Group Strategy Business Unit	Member of the Board of Directors, Senior Managing Executive Officer, Head of Energy and Eco Services Headquarters, Group Strategy Business Unit Responsible for Global Investment Strategy	Hidetake Takahashi

(3)	Effective Date

January 1, 2025

2.	Reason for the Changes

Under this new management structure, ORIX Group aims to drive further growth by leveraging its diverse expertise to develop its business globally.

3.	Profile of the newly appointed Representative Executive Officer

Name	Hidetake Takahashi

Date of Birth	January 13, 1971

Business Experience	Apr. 1993	Joined ORIX Corporation
	Feb.2010	General Manager of Investment and Operation Group I,
Investment Banking Headquarters
	Jun. 2010	Executive Officer, DAIKYO INCORPORATED
	Sep. 2011	General Manager of Planning Department,
Investment and Operation Headquarters
	Nov. 2011	General Manager of Business Development Department,
Investment and Operation Headquarters
	Jan. 2014	General Manager of Business Development Department,
Energy and Eco Services Headquarters
	Jan. 2017	Deputy Head of Energy and Eco Services Headquarters,
General Manager of Business Development Department
	Mar. 2017	Deputy Head of Energy and Eco Services Headquarters,
General Manager of Global Business Development Department
	May 2018	Member of the Board of Directors, ORIX Corporation UK Limited
(present position)
	Jan. 2020	Executive Officer
Head of Energy and Eco Services Headquarters (present position)
	Jan. 2022	Managing Executive Officer
	Jan. 2024	Senior Managing Executive Officer
Group Strategy Business Unit
Responsible for Global Investment Strategy (present position)
	Jun. 2024	Member of the Board of Directors, Senior Managing Executive Officer
(present position)

Number of shares held	7,100 shares (As of December 9, 2024)

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 9, 2024 – ORIX Corporation (“ORIX”) today made public an announcement regarding management changes and organizational reform.

☐	Management Changes (Effective as of January 1, 2025)

New Position	Present Position	Name

Member of the Board of Directors Representative Executive Officer Chairperson and Chief Executive Officer	Member of the Board of Directors Representative Executive Officer President and Chief Executive Officer Responsible for Group Strategy Business Unit	Makoto Inoue

Member of the Board of Directors Representative Executive Officer President and Chief Operating Officer Responsible for Group Strategy Business Unit	Member of the Board of Directors Senior Managing Executive Officer Head of Energy and Eco Services Headquarters Group Strategy Business Unit Responsible for Global Investment Strategy	Hidetake Takahashi

Member of the Board of Directors Deputy President Executive Officer Head of Corporate Business Headquarters Chairperson, ORIX Auto Corporation Chairperson, ORIX Rentec Corporation	Member of the Board of Directors Senior Managing Executive Officer Head of Corporate Business Headquarters Chairperson, ORIX Auto Corporation Chairperson, ORIX Rentec Corporation	Satoru Matsuzaki

Executive Officer Group Kansai Representative Senior Managing Executive Officer, ORIX Real Estate Corporation Representative Director, Osaka IR KK

Executive Officer

Group Kansai Representative

Responsible for Osaka IR Project Office

Responsible for Real Estate Sales Department

Senior Managing Executive Officer,

ORIX Real Estate Corporation

Representative Director, Osaka IR KK

Toyonori Takahashi

Executive Officer Responsible for Osaka IR Project Office Responsible for Real Estate Sales Department Senior Managing Executive Officer, ORIX Real Estate Corporation	Executive Officer Head of Osaka IR Project Office Senior Managing Executive Officer, ORIX Real Estate Corporation	Satoshi Matsui

Executive Officer Head of Energy and Eco Services Headquarters	Executive Officer Deputy Head of Energy and Eco Services Headquarters	Atsunori Sato

New Position	Present Position	Name

Executive Officer Group Strategy Business Unit Responsible for Asia and Australia Business Group	Operating Officer Group Strategy Business Unit Deputy Head of Global Business Group	Yoshiaki Matsuoka

Executive Officer Deputy Head of Global Transportation Services Headquarters	Operating Officer Deputy Head of Global Transportation Services Headquarters	Kei Kitagawa

Group Managing Executive President, ORIX Real Estate Corporation	Group Managing Executive President, ORIX Real Estate Corporation President, DAIKYO INCORPORATED	Toshinari Fukaya

Group Managing Executive President, ORIX Rentec Corporation	Group Executive President, ORIX Auto Corporation	Yuji Kamiyauchi

Group Executive Senior Managing Executive Officer, ORIX Real Estate Corporation President, DAIKYO INCORPORATED	Group Executive President, ORIX Rentec Corporation	Nobuhisa Hosokawa

Group Executive President, ORIX Auto Corporation	Group Executive Deputy President, ORIX Auto Corporation	Susumu Naito

Group Executive Senior Managing Executive Officer, ORIX Auto Corporation	Operating Officer Deputy Head of Corporate Business Headquarters	Naomi Shibuya

Group Executive Chief Executive Officer, ORIX Aviation Systems Limited	Chief Executive Officer, ORIX Aviation Systems Limited	James Meyler

Retire*	Group Executive Chairperson, ORIX Asset Management Corporation	Hiroko Yamashina

*	Ms. Yamashina will be appointed Advisor of ORIX on January 1, 2025.

☐	Organizational Reform (Effective as of January 1, 2025)

Global Business Group will be renamed Asia and Australia Business Group.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.